Filed by Univar Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Nexeo Solutions, Inc.

(Commission File No. 001-36477)

The following is a transcript of a recorded message from Univar Inc.’s CEO David Jukes, which was made available to employees of Univar Inc. beginning on September 17, 2018.

Employee Video Script

Hi everyone, I’m David Jukes.

Today, we have made an incredibly exciting announcement – our agreement to acquire Nexeo Solutions. During the course of their short history since beginning operations in 2011, Nexeo has built an enviable position in chemicals and plastics distribution. Integrating our two companies will allow us the opportunity to build a global leader in chemical and ingredient distribution by combining the best of the best. This truly is a transformational deal full of exciting opportunities for the customers, suppliers, employees and investors in Univar and Nexeo.

This combination has many attractions; key amongst them is the opportunity to deliver even more value to our customers and supplier partners.

Together, we will have an enhanced presence in such segments as Personal Care, Home and Industrial Cleaning, and Local Chemical Distribution in the USA. It will also strengthen our presence in Canada and Mexico, and combine Univar’s ChemCare with Nexeo’s Environmental Services business to build critical mass in this attractive services segment. All of this translates to more growth and more opportunities for our people.

Over recent years, Nexeo has invested heavily in a state-of-the-art IT platform, and this deal will allow Univar to merge our leading digital tools onto an already established, modern, ERP platform. This approach reduces the risk of an immediate move from our DCS system in North America, and will accelerate our path to becoming the leading destination for digital commerce and content in our industry.

I realise that many of you will be as excited as I am about this announcement but will also naturally ask ‘what does this mean for me?’ Well for the moment, it’s business as usual as both companies will remain independent until the regulatory approvals are obtained and the merger is closed. Until then, I expect each of you to continue improving our performance and growing as One Univar through Commercial Greatness and Operational Excellence. So for now then there is no change and no letting up. Keep selling high, wide and deep and watch for the five warning signals as competitors may think we’re distracted and choose this moment to cause mischief with customers. Go out, call on customers. Sell, sell, sell….then sell some more!

After the merger closes, we will be one company and the hard work of successfully integrating these two businesses will begin in earnest. Ahead of that, there will be a considerable amount of planning that will need to take place. To ensure this is done thoroughly and properly, I am announcing two new, dedicated roles to lead the process. First, Jen McIntyre will step out of her global supply chain role to become Chief Integration Officer. In this role, Jen will be responsible to me for planning the successful integration of Univar and Nexeo, adhering to the guiding principle of becoming the most valued chemical and ingredient distributor in the world by combining the best of the best.

Secondly, managing such a complex project takes a very particular set of experience and skills, and I’m delighted to announce that in Steve Richards, we already have the right person on our team. Steve will take on the full time role as Director of the Integration Management Office, or “IMO” for short. All the work streams involved in the successful merger of the companies will be run by Steve’s IMO. Soon, he and Jen will build out their integration planning teams, which will come from every corner of the Univar business, as well as from Nexeo’s. More details to come as the plans are developed.

Between now and closing we will also carry out a comprehensive review of what the right strategy and approach is for the impressive Nexeo plastics business in North America, Europe and Asia. Outside of our small but highly successful Distrupol business in Northern Europe, Univar has not operated in polymer distribution. So establishing whether we are the best home for this industry leading business to maximize its undoubted potential is a very important question and one that this review will seek to answer. We expect to provide periodic and timely updates to all stakeholders as further information becomes available.

I’m sure over the coming days and weeks you will have many questions. We’ve already begun briefing your leaders, so feel free to ask questions to any member of the Global Leadership Team or use the ‘AskDavid’ email address. In the meantime, I will tell you that I couldn’t be more pleased by today’s announcement and the opportunity it affords people in both companies to be part of something very special: combining the best of the best to build the most valued chemical and ingredient distributor in the world – and the leading destination for digital commerce and content in our industry. You’ve heard me say before that it’s a great time to be at Univar. Well the good times just got better!

Thanks for listening. Stay safe and keep selling the value of Univar.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 codified in Section 27A of the Securities Act, and Section 21E of the Exchange Act, as amended. Some forward-looking statements may be identified, without limitation, by the use of forward-looking terminology such as “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “may,” “will,” “could,” “would” and similar expressions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this communication and include statements regarding, among other things, the expected timetable for closing of the proposed transaction between Univar Inc. (“Univar”) and Nexeo Solutions, Inc. (“Nexeo”), the expected benefits and synergies of the proposed transaction and the operating results, performance and capital structure of the combined company.

Forward-looking statements are based on Univar’s and Nexeo’s current expectations and beliefs concerning future developments and their potential effect on Univar, Nexeo and the combined company. While Univar and Nexeo believe that forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting Univar, Nexeo and the combined company will be those anticipated. A number of important factors, risks and uncertainties could cause actual results to differ materially from those contained in or implied by the forward-looking statements, many of which are beyond Univar’s or Nexeo’s control. Factors, risks and uncertainties that could cause actual results to differ from those reflected in forward-looking statements include: changes in general economic, business and political conditions, including changes in the financial markets; the ability to satisfy the conditions to closing of the proposed transaction on the expected timing or at all and other risks related to the completion of the proposed transaction; the ability to obtain required shareholder and regulatory approvals for the proposed transaction on the expected timing or at all; the ability to complete the proposed transaction on the expected terms and timing or at all; higher than expected or unexpected costs associated with or relating to the proposed transaction; the risk that expected benefits, synergies and growth prospects of the proposed transaction and combined company may not be achieved in a timely manner or at all; results of the strategic review of Nexeo’s plastics distribution business in connection with the consummation of the proposed transaction and the outcome and impact of a resulting strategic transaction, if any; the ability to successfully integrate Nexeo’s business with Univar following the closing; the risk that Univar and Nexeo will be unable to retain and hire key personnel; the risk that disruption from the proposed transaction may adversely affect Univar’s and Nexeo’s business and their respective relationships with customers, suppliers, distributors or employees; and other risks detailed in the risk factors discussed in “Item 1.A. Risk Factors” in each of Univar’s and Nexeo’s most recent Annual Reports on Form 10-K, as updated by any Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and future filings with the SEC. Unless otherwise indicated or the context otherwise requires, comments concerning our expectations for future revenues and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions, divestitures or other potential strategic transactions. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Neither Univar nor Nexeo undertake any obligation to update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Disclaimer

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find it

In connection with the proposed transaction between Univar and Nexeo, Univar intends to file a registration statement on Form S-4, which will contain a prospectus and a proxy statement for Univar and consent solicitation statement for Nexeo (the “prospectus/joint proxy and consent solicitation statement”). INVESTORS AND SECURITY HOLDERS OF UNIVAR AND NEXEO ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE PROSPECTUS/JOINT PROXY AND CONSENT SOLICITATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive prospectus/joint proxy and consent solicitation statement will be sent to the shareholders of Univar and Nexeo. Investors and security holders will be able to obtain copies of the prospectus/joint proxy and consent solicitation statement as well as other filings containing information about Univar and Nexeo, without charge, at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Univar will be available free of charge within the investor relations section of Univar’s website at www.univar.com. Copies of the documents filed with the SEC by Nexeo will be available free of charge within the investor relations section of Nexeo’s website at www.nexeosolutions.com.

Participants in the Solicitation

Univar, Nexeo and each of their directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from Univar’s shareholders and consents from Nexeo’s shareholders in respect of the proposed transaction between Univar and Nexeo. Information regarding Univar’s directors and executive officers is contained in Univar’s proxy statement for its 2018 annual meeting, which was filed with the SEC on March 20, 2018. Information regarding Nexeo’s directors and executive officers is contained in Nexeo’s proxy statement for its 2018 annual meeting, which was filed with the SEC on December 14, 2017. Investors and security holders may obtain additional information regarding the interests of such participants by reading the prospectus/joint proxy and consent solicitation statement when it becomes available, which may be obtained as described in the paragraphs above.